OMB APPROVAL

OMB Number:	3235-0145

Expires:	December 31, 2005

Estimated average burden
hours per response . . . 11

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

Vitria Technology, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

928490 10 4 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 pages

CUSIP No. 928490 10 4

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) M. Dale Skeen, Ph.D.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 6. Shared Voting Power 11,374,851* 7. Sole Dispositive Power 8. Shared Dispositive Power 11,374,851*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,374,851*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable.

11.	Percent of Class Represented by Amount in Row (9) 33.2%

12.	Type of Reporting Person (See Instructions) IN

*	Includes 1,001,638 options exercisable within 60 days of December 31, 2003 held by wife, JoMei Chang, Ph.D. who herself is a Vitria Technology, Inc. Director and 10% Stockholder.

Page 2 of 4 pages

Item 1.	(a)	Name of Issuer

Vitria Technology, Inc.

	(b)	Address of Issuer’s Principal Executive Offices

945 Stewart Drive Sunnyvale, CA 94086

Item 2.	(a)	Name of Person Filing

M. Dale Skeen, Ph.D.

	(b)	Address of Principal Business Office or, if none, Residence

945 Stewart Drive Sunnyvale, CA 94086

	(c)	Citizenship

United States

	(d)	Title of Class of Securities

Common Stock

	(e)	CUSIP Number

928490 10 4

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Not Applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount Beneficially Owned: 11,374,851*

	(b)	Percent of class: 33.2%

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote .

Page 3 of 4 pages

(ii) Shared power to vote or to direct the vote 11,374,851*

(iii) Sole power to dispose or to direct the disposition of .

(iv) Shared power to dispose or to direct the disposition of 11,374,851*

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of a Group

Not applicable.

Item 10.	Certification

Not applicable.

*	Includes 1,001,638 options exercisable within 60 days of December 31, 2003 held by wife, JoMei Chang Ph.D., who herself is a Vitria Technology, Inc. Director and 10% Stockholder.

[SIGNATURE]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2004

Date

/S/ M. DALE SKEEN, PH.D.

Signature

M. Dale Skeen, Ph.D.

Name/Title

Page 4 of 4 pages